SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-13393

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT, SAVINGS & INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Choice Hotels International, Inc.

10750 Columbia Pike, Silver Spring, Maryland 20901

    Financial Statements and Exhibits

(a) Financial Statements

Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) became effective as of October 15, 1997. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan for the year ended December 31, 2004.

(b) Exhibits

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Choice Hotels International, Inc.

Retirement, Savings and

Investment Plan

Report of Independent Registered Public Accounting

Firm on Financial Statements and Supplemental

Schedule

As of December 31, 2004 and 2003 and for the year

ended December 31, 2004

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

December 31, 2004 and 2003

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Choice Hotels

  International, Inc. Retirement, Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

McLean, VA

June 27, 2005

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value
Mutual funds	$23,789,642	$20,021,419
Common collective trusts	5,380,859	5,253,278
Common stock	11,060,257	6,645,020
Participant loans	509,177	565,474
Money market	74,157	55,897

	40,814,092	32,541,088
Receivables
Employer contributions, net	1,531,673	1,262,375
Participant contributions	—	99,622
Accrued interest and dividends	7,340	6,916

Net assets available for benefits	$42,353,105	$33,910,001

The accompanying notes are an integral part of these financial statements.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$6,347,423
Participant loan interest	30,740
Dividends and interest	961,074

7,339,237
Contributions:
Participant	3,085,880
Employer, net	1,531,673
Rollover	255,284

Total additions	12,212,074

Deductions:
Deductions from net assets attributed to:
Participant directed expenses	(2,640)
Benefits paid to participants	(3,766,330)

Total deductions	(3,768,970)

Net increase	8,443,104

Net assets available for benefits:
Beginning of period	33,910,001

End of period	$42,353,105

The accompanying notes are an integral part of these financial statements.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan

Choice Hotels International, Inc. (“Choice” or the “Company”) is in the business of hotel franchising. Choice franchises approximately 5,000 hotels operated under the following brand names: Quality, Comfort Inn, Comfort Suites, Clarion, Sleep Inn, Rodeway Inn, EconoLodge, Mainstay Suites, and Flag Hotels. The Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) is a defined contribution, salary deferral plan available to the eligible employees of Choice. Merrill Lynch Trust Company (“Merrill Lynch”) is the Plan trustee.

The following description of the Plan provides only general information, and participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective October 15, 1997, and was restated and amended in its entirety effective January 1, 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and contributions

For the periods prior to June 30, 2004, all employees of Choice were eligible to participate in the Plan if they:

•	Were at least 21 years of age

•	Had completed one year of service

•	Had worked at least 1,000 hours in the previous year

Effective July 1, 2004, the Plan was amended such that all employees of Choice are eligible to participate in the Plan if they:

•	Are at least 21 years of age

•	Have completed 3 months of service

Participants may elect to contribute up to a maximum amount per calendar year subject to IRS limitations, which was $13,000 in 2004. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds, one common/collective trust, Choice Hotels International, Inc. common stock (“Choice common stock”) and a self-directed brokerage option as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant’s earnings.

Choice matches the employees’ contributions, up to a total match of 6 percent of the employees’ salary. Company matching contributions are made in the form of Choice common stock on an annual basis, as described in the Plan document. As a result at times participants’ accounts may be credited with fractional shares. Choice common stock held by the Trustee on behalf of each participant shall be voted by the Trustee as directed by the participant to whose accounts such stock is credited. Fractional shares may be combined and voted by the Trustee to the extent possible to reflect the instructions of the participant credited with such shares. Participants may immediately elect to redirect the Company matching contribution to any of the various investment options offered by the Plan.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2004 and 2003

For employees hired on or before December 31, 1999, the following Company matching contributions apply:

Length of service	Percentage match
1 – 5 years	50%
6 – 9 years	75%
10 years or more	100%

Employees hired on or after January 1, 2000 receive a 50 percent Company match, with no length of service adjustment.

Each participant account is credited with participant contributions and allocations of the Company’s matching contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Choice has the right to apply amounts forfeited by employees to reduce future Company matching contributions. At December 31, 2004 and 2003, the fair value of forfeitures held by the Plan was $57,320 and $126,451 respectively. In 2004 and 2003, the Company used $57,320 and $90,000, respectively, of the year end balance to reduce the employer matching contribution made to the Plan after year end.

Payment of benefits and vesting

Participants are immediately vested in all participant contributions and earnings on such contributions. Participants vest in the Choice contributions and earnings 20 percent per year beginning at the end of their first year, resulting in full vesting at the end of their fifth year.

On termination of service due to death, disability or retirement, a participant may elect to receive either a cash lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual, semi-annual, quarterly, or monthly instalments over a fixed period not to exceed twenty years. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution only.

Upon separation from service, a participant may also elect that all or a portion of the participant’s common stock account be distributed in the form of shares of Choice common stock, with voting rights applicable to that stock. Such distribution is made entirely in whole shares and any partial shares held by the participant will be distributed in the form of cash.

Participants who leave Choice with a balance of less than $5,000 are required to roll the money over into another 401(k) or IRA account, or receive a direct payment after withholding of applicable federal and state tax provisions. If the participant’s balance is greater than $5,000, the participant may retain their investment in the Plan for as long as IRS regulations allow.

Participant Loans

Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $750 and the maximum loan amount is the lesser of $50,000 or 50 percent of a participant’s vested account balance. Interest rates are equal to 1 percent above the Prime Rate

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2004 and 2003

on the date the loan is issued and there is a $50 processing fee per loan. Participants may not have more than one loan outstanding at any time. Each loan by its terms shall be required to be repaid within five (5) years of the date the loan is made; provided however, that a residential home mortgage loan may, in the discretion of the Administrative Committee, be repaid over a reasonable period of time in excess of five (5) years.

2.	Summary of Significant Accounting Policies

Use of estimates

The Plan’s financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value based on quoted market prices at the balance sheet date. The investment in the common collective trusts, which consists primarily of guaranteed investment contracts, is stated at contract value, which approximates fair value as determined by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest earned on investments are recorded on an accrual basis. All income (losses) are allocated daily.

Participant loans are valued at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Risks and uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as for direct common stock investment. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Trustee fees

Investment management fees are netted against investment earnings in each fund. Participant accounts are also charged loan-processing fees and self-directed investment account fees. Trustee fees and certain administrative expenses of the Plan are currently paid by Choice. Choice currently has no intention to seek reimbursement from the Plan for prior or future expenses paid by Choice.

Payment of benefits

Benefit claims are recorded when paid.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2004 and 2003

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2004		2003
AllianceBernstein Premier Growth Fund	$3,108,010		$3,304,218
Choice Hotels International, Inc. Common Stock*	10,930,811		6,586,363
Merrill Lynch Balanced Capital Fund	1,848,757	**	2,096,454
Merrill Lynch International Value Fund	2,821,951		2,360,404
Merrill Lynch S&P 500 Index Fund	2,518,516		2,114,292
Merrill Lynch Retirement Preservation Trust	5,380,859		5,253,278
Pimco Small Cap Value Fund	2,551,877		1,770,059
Pimco Total Return Fund	3,095,982		2,347,393

*	Nonparticipant-directed investment
**	Investment was not in excess of 5% of net assets at December 31, 2004

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2004
Mutual funds	$1,990,107
Common stock	4,357,316

$6,347,423

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2004 and 2003

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2004	2003
Net assets
Choice Hotels International, Inc. common stock	$10,930,811	$6,586,363

		Year ended December 31, 2004
Balance beginning of period		$6,586,363
Changes in net assets
Contributions		1,469,811
Dividends		162,386
Net unrealized appreciation		4,351,297
Benefits paid to participants		(544,496)
Transfers to participant-directed investments, net		(1,094,550)

Balance end of period		$10,930,811

5.	Federal Income Tax Status

Management believes that the Plan, as designed and operated, is in compliance with the applicable requirements of Section 401 (a) of the Internal Revenue Code. On April 7, 2003, the Plan received a favorable determination letter from the Internal Revenue Service, which stated that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and the related trust established under the Plan is tax-exempt. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. As such, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination

Although it has not expressed any intent to do so, Choice has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Choice matching contributions and earnings thereon.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2004 and 2003

7.	Related-Party Transactions

The investment in Choice common stock constitutes a party-in-interest transaction, as Choice is the Plan sponsor. Total purchases and sales of Choice common stock during 2004 were $1,958,388 (42,761 shares) and $1,798,739 (37,525 shares), respectively. In addition an in-kind distribution of 3,621 shares was made during the year. As of December 31, 2004 and 2003, the Plan held 188,462 and 186,847 shares of Choice common stock with a fair value of $10,930,811 and $6,586,363, respectively.

In addition, certain Plan investments are shares of mutual funds and a common collective trust managed by Merrill Lynch. As Merrill Lynch is the trustee, these transactions also qualify as party-in-interest transactions.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue	Description	Cost	Current Value
AllianceBernstein Growth and Income Fund	Mutual fund	$1,742,212	$1,966,982
AllianceBernstein Premier Growth Fund	Mutual fund	4,256,443	3,108,010
American Growth Fund of America R3	Mutual fund	1,332,183	1,550,914
Fidelity Advisor Small Cap Fund	Mutual fund	813,419	1,051,507
ING International Small Cap Growth Fund	Mutual fund	525,576	688,103
Merrill Lynch Retirement Preservation Trust*	Common/collective trust	5,380,859	5,380,859
Merrill Lynch Balanced Capital Fund*	Mutual fund	2,206,758	1,848,757
Merrill Lynch S&P 500 Index Fund*	Mutual fund	2,386,488	2,518,516
Merrill Lynch International Value Fund *	Mutual fund	2,403,344	2,821,951
Pimco Small Cap Value Fund	Mutual fund	1,909,000	2,551,877
Pimco Innovation Fund	Mutual fund	730,157	390,309
Pimco Total Return Fund	Mutual fund	3,103,028	3,095,982
Van Kampen Equity & Income Fund	Mutual fund	1,718,749	2,002,410
Choice Hotels International Stock*	Common stock	4,380,140	10,930,811
Money Market	Money market	22,628	22,628
Self-Directed Account	Self-directed	376,947	375,299
Participant Loans **	Participant Loans	—	509,177

Total assets held for investment purposes			$40,814,092

*	Denotes a party-in-interest.
**	Maturing at various dates ranging from January 2005 to June 2033 with interest rates ranging from 5.0% to 10.5%.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 27, 2005	CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT, SAVINGS & INVESTMENT PLAN

	By:	/s/ THOMAS MIRGON
Thomas Mirgon Senior Vice President, Human Resources and Administration Choice Hotels International, Inc.